UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42260

Powell Max Limited

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On September 25, 2025, Powell Max Limited (the “Company”) reports that it expects to implement a 1-for-8 reverse stock split effective October 6, 2025, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, with trading to begin on a split-adjusted basis at the market open on that day under the current symbol “PMAX.” The new CUSIP number following the reverse stock split is G7200G118.

In connection with the reverse stock split, the Company filed an Amended and Restated Memorandum of Association, included herewith as Exhibit 3.1, with the Registry of Corporate Affairs of the British Virgin Islands on September 16, 2025 to reduce the authorized number of shares of the Company’s common stock from 100,000,000 shares (comprising (i) 98,000,000 Class A Ordinary Shares with a par value of US$0.0001 each; and (ii) 2,000,000 Class B Ordinary Shares with a par value US$0.0001 each) to maximum of 12,500,000 ordinary shares of a single class with a par value of US$0.0008 each comprising (i) 12,250,000 Class A Ordinary Shares with a par value of US$0.0008 each; and (ii) 250,000 Class B Ordinary Shares with a par value US$0.0008 each), the reduction at the same ratio as its reduction in the issued and outstanding class A ordinary shares and class B ordinary shares. The Board of Directors of the Company approved the reverse stock split on September 15, 2025. No stockholders’ approval of the reverse stock split is required pursuant to BVI law.

The information is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Powell Max Limited

By:	/s/ WONG Tsz Kin
WONG Tsz Kin
Chief Executive Officer

Date: September 25, 2025

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